UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 13, 2021

ARIES I ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40421	98-1578649
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Lime Tree Bay, P.O. Box 1569

Grand Cayman, Cayman Islands KY-1110

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code (630) 386-5288

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	RAMMU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	RAM	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	RAMMW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On December 13, 2021, Aries I Acquisition Corporation, a Cayman Islands exempted company (“Aries”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Aries, Aries I Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Aries (“Merger Sub”), and Infinite Assets, Inc., a Delaware corporation (“Infinite”).

Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), each issued and outstanding share of common stock of Infinite will automatically be converted into a number of shares of Class A common stock of New Infinite (as defined below) equal to an exchange ratio (the “Exchange Ratio”) determined by dividing (A) the quotient of (x) $525,000,000 divided by (y) the number of shares of Class A common stock of Infinite outstanding immediately prior to the Closing (after giving effect to the conversion of certain outstanding promissory notes) by (B) $10.00 per share (the “Merger Consideration”).

In addition, the holders of Class A common stock of Infinite immediately prior to the Closing will have the right to receive a pro-rata share of up to 50,000,000 additional shares of New Infinite Class A common stock upon the occurrence of each of certain earn-out triggering events, as follows: (i) 10,000,000 shares (the “$15.00 Earn Out Shares”) upon the date on which the volume weighted average closing sale price of one share of the Class A common stock of New Infinite as reported on Nasdaq over any twenty (20) consecutive trading day period (as equitably adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Class A common stock of New Infinite), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to the Class A common stock of New Infinite) (such price, the “Share Price”) is equal to or greater than $15.00 per share at any time during the period beginning at the Closing and ending on the five-year anniversary of the Closing date (the “Earn Out Period”); (ii) 10,000,000 shares (the “$17.50 Earn Out Shares”) upon the date on which the Share Price is equal to or greater than $17.50 per share during the Earn Out Period; (iii) 10,000,000 shares (the “$20.00 Earn Out Shares”) upon the date on which the Share Price is equal to or greater than $20.00 per share during the Earn Out Period; (iv) 10,000,000 shares (the “$22.50 Earn Out Shares”) upon the date on which the Share Price is equal to or greater than $22.50 per share during the Earn Out Period; and (v) 10,000,000 shares (the “$25.00 Earn Out Shares”) upon the date on which the Share Price is equal to or greater than $25.00 per share during the Earn Out Period.

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”): (i) immediately prior to the Closing, Aries will change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation under the laws of the State of Delaware, upon which Aries will change its name to “InfiniteWorld, Inc.” (“New Infinite”), and (ii) at the Closing, in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Merger Sub will merge with and into Infinite with Infinite surviving the merger as a direct, wholly-owned subsidiary of New Infinite.

The board of directors of Aries (the “Board”) has (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of Aries. The board of directors of Infinite has also (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of Infinite.

Conditions to Closing

The obligation of Aries and Infinite to consummate the Business Combination pursuant to the Merger Agreement is subject to the satisfaction or waiver of certain closing conditions, including, among others: (i) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”); (ii) approval of the Business Combination and related agreements and transactions (as more particularly set forth in the Merger Agreement) by the respective shareholders of Aries and Infinite; (iii) the listing or receipt of approval for listing of New Infinite’s shares of Class A common stock on the Nasdaq Stock Exchange; and (iv) the conversion of Infinite’s outstanding convertible notes into Infinite common stock.

Covenants

The Merger Agreement contains certain covenants, including, among others, providing for: (i) the parties to conduct their respective businesses in the ordinary course through the Closing; (ii) Infinite to provide to Aries and its representatives reasonable access through the Closing to Infinite’s properties, books, records and personnel; (iii) Infinite to prepare and deliver certain of its audited financial statements; (iv) the parties to use commercially reasonable best efforts to make all required filings pursuant to the HSR Act and to request early termination of all waiting periods applicable under the HSR Act.; (v) Aries and Infinite to prepare, and Aries to file, a registration statement on Form S-4 and the proxy statement in connection with the Business Combination and Aries to take certain other actions to obtain the requisite approval of Aries shareholders of certain proposals regarding the Business Combination; (vi) Aries to adopt, subject to the approval of its shareholders, the New Infinite Incentive Plan and an employee stock purchase plan; (vii) Aries to use all reasonable best efforts to cause the extensions to be effected, including causing the Sponsor to fund the extensions pursuant to the terms of Aries’ Amended and Restated Memorandum and Articles of Association (the “A&R Memorandum”) to extend the period of time for Aries to consummate a business combination; and (viii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by Aries, Merger Sub, and Infinite. The representations and warranties of the respective parties to the Merger Agreement will not survive the Closing.

Termination

The Merger Agreement may be terminated under certain limited circumstances prior to the Closing, including, among others, (i) by mutual written consent of Aries and Infinite, (ii) by either Aries or Infinite if there is in effect any law or final, non-appealable order, judgment, injunction, decree, writ, ruling, stipulation, determination or award issued, promulgated, made, rendered or entered into by any court or other tribunal of competent jurisdiction that permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Business Combination, (iii) by either Aries or Infinite if the Closing has not occurred on or before November 21, 2022, (iv) by either Aries or Infinite if certain approvals of Aries’s shareholders are not obtained, (v) by Aries if the amendment to Infinite’s convertible notes and the related note purchase agreement is not executed and delivered by January 13, 2022 and (vi) by Infinite if the date for Aries to complete its business combination is not extended pursuant to the terms of the A&R Memorandum.

Certain Related Agreements

Support Agreement

On December 13, 2021, Infinite’s stockholders entered into a support agreement with Aries (the “Support Agreement”). Under the Support Agreement, Infinite’s stockholders agreed that they will not transfer their shares of Infinite capital stock and will continue to support, and refrain from taking certain actions, in each case, subject to the terms and conditions contemplated by the Support Agreement.

Sponsor Agreement

On December 13, 2021, Aries, Aries Acquisition Partners, Ltd. (the “Sponsor”) and Infinite entered into a sponsor agreement (the “Sponsor Agreement”). Under the Sponsor Agreement, the Sponsor agreed to, among other things, (i) vote in favor of the Business Combination, (ii) waive the anti-dilution protection afforded under Aries’s amended and restated certificate of incorporation in respect of the Class B ordinary shares of Aries held by the Sponsor in connection with the Business Combination, (iii) support the extensions of the period of time for Aries to consummate a business combination, including causing the Sponsor to fund the extensions pursuant to the terms of Aries’ A&R Memorandum, and (iv) not transfer its shares of Aries capital stock and will continue to support, and refrain from taking certain actions that would negatively affect, the transactions contemplated by the Merger Agreement from occurring, in each case, subject to the terms and conditions contemplated by the Sponsor Agreement. Pursuant to the Sponsor Agreement, Aries agreed to indemnify the Sponsor against certain liabilities it may incur in connection with the Business Combination, subject to certain exceptions.

Lock-up Agreement

On December 13, 2021, Aries, the Sponsor and Infinite’s stockholders entered into a lock-up agreement (the “Lock-up Agreement”), which will be effective as of the Closing. Under the Lock-up Agreement, the Sponsor and the Infinite stockholders agreed to certain restrictions on transfer with respect to the shares of New Infinite Class A common stock and private placement warrants they hold or will receive upon the Closing, which restrictions amend and supersede the restrictions on transfer the Sponsor agreed to in that certain letter agreement, dated May 18, 2021, entered into by and among Aries, the Sponsor and Aries’s officers and directors in connection with Aries’s initial public offering. The restrictions on transfer contained in the Lock-up Agreement apply to both the Sponsor and Infinite’s existing stockholders and end: (i) with respect to New Infinite’s Class A common stock, on the earlier of one year after Closing, provided, however, that the Lock-up Agreement allows for certain early release rights, and the date on which New Infinite completes a liquidation, merger, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in all of the Class A common stock of New Infinite being converted into cash, securities or other property; and (ii) with respect to New Infinite’s private placement warrants, on the later of thirty days after the Closing and May 31, 2022.

A&R Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, New Infinite, the Sponsor, and the Infinite Members and certain of their permitted transferees will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, Aries will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of New Infinite Class A common stock and other equity securities of Aries that are held by the parties thereto from time to time and the Sponsor and Infinite’s stockholders will be granted certain registration rights.

The foregoing descriptions of the Merger Agreement, the Support Agreement, the Sponsor Agreement, the Lock-up Agreement, and the A&R Registration Rights Agreement, and the transactions and documents contemplated thereby, are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, the Support Agreement, the Sponsor Agreement, the Lock-up Agreement and the A&R Registration Rights Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, the Support Agreement, the Sponsor Agreement, the Lock-up Agreement and the A&R Registration Rights Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Aries, Infinite or their respective affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Support Agreement, the Sponsor Agreement and the Lock-up Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Support Agreement, the Sponsor Agreement and the Lock-up Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Sponsor Agreement, the Support Agreement or the Lock-up Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Support Agreement, the Sponsor Agreement or the Lock-up Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Support Agreement, the Sponsor Agreement or the Lock-up Agreement, as applicable, which subsequent information may or may not be fully reflected in the public disclosures of Aries or Infinite.

Item 7.01 Regulation FD Disclosure.

On December 13, 2021, Aries and Infinite issued a press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation, dated December 13, 2021, that was prepared for use by Aries in connection with Aries’s proposed transaction with Infinite, as described in this Current Report on Form 8-K.

On December 13, 2021, Aries and Infinite will hold a conference call to discuss the Business Combination at 8:00 am Eastern time. A copy of the script is furnished hereto as Exhibit 99.3.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Aries under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information and Where to Find It

Aries intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include a proxy statement and a prospectus of Aries, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the shareholders of Aries, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Aries are urged to carefully read the entire Registration Statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. Aries shareholders and Infinite shareholders will also be able to obtain copies of the preliminary Proxy Statement, the definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Aries’s secretary at 90 N. Church Street, P.O. Box 10315, Grand Cayman, Cayman Islands KY-1003.

Participants in Solicitation

Aries and its directors and executive officers may be deemed participants in the solicitation of proxies from Aries’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Aries is contained in Aries’s registration statement on Form S-1 (File No. 333-253806), which was declared effective by the SEC on May 18, 2021. To the extent such holdings of Aries’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the Proxy Statement for the proposed Business Combination when available.

Infinite and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Aries’s shareholders with respect to the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the Proxy Statement for the proposed Business Combination when available.

Forward-Looking Statements

All statements contained in this Current Report on Form 8-K other than statements of historical facts, contains certain forward-looking statements that are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “may” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean a statement is not forward looking. Indications of, and guidance or outlook on, future earnings, dividends or financial position or performance are also forward looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Most of these factors are outside Aries’s and Infinite’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; (ii) the outcome of any legal proceedings that may be instituted against Aries and Infinite following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Aries, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Infinite’s business and/or the ability of the parties to complete the proposed Business Combination; (vi) the inability to maintain the listing of Aries’s shares on the Nasdaq Stock Market following the proposed Business Combination; (vii) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Infinite to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed Business Combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Infinite or Aries may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Aries’s most recent filings with the SEC, including Aries’s Prospectus, filed with the SEC on May 20, 2021. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained herein. All subsequent written and oral forward-looking statements concerning Aries or Infinite, the transactions described herein or other matters attributable to Aries, Infinite or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Aries or Infinite expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated as of December 13, 2021, by and among Aries I Acquisition Corporation, Aries I Merger Sub, Inc., and Infinite Assets, Inc.
10.1	Support Agreement, dated as of December 13, 2021, by and among Aries I Acquisition Corporation, Infinite Assets, Inc., and certain stockholders of Infinite Assets, Inc.
10.2	Sponsor Agreement, dated as of December 13, 2021, by and among Aries I Acquisition Corporation, Aries Acquisition Partners, Ltd, and Infinite Assets, Inc..
10.3	Lock-up Agreement, dated as of December 13, 2021, by and among Aries I Acquisition Corporation, Aries Acquisition Partners, Ltd., and certain stockholders of Infinite Assets, Inc..
10.4	Form of A&R Registration Rights Agreement
99.1	Press Release, dated December 13, 2021.
99.2	Investor Presentation, dated December 13, 2021.
99.3	Script from Conference Call to be held by Aries and Infinite on December 13, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARIES I ACQUISITION CORPORATION
Date: December 13, 2021

	By:	/s/ Thane Ritchie
	Name:	Thane Ritchie
	Title:	Chairman